Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: August 19, 2015

August 19, 2015

Dear Unitholder,

THE SPICER’S HAVE STACKED THE DECK AGAINST YOU AT CENTRAL GOLDTRUST

It was recently revealed in the Ontario courts that Ian McAvity, Central GoldTrust (GTU)’s former Lead “Independent” Trustee has a personal financial arrangement with the Spicers that seemingly directly conflicts with your interests.  McAvity receives 6% of the gross revenue of the Spicer-owned administrator for Central Fund of Canada Limited. The key details of these payments, including their significant amount and lifetime term, have never been publicly disclosed to GTU unitholders.  In the past three years, McAvity received CDN$1.4 million from this arrangement. From 2005 through 2014, he received CDN$3.3 million.

GTU Trustees replaced McAvity as Lead Trustee with Glenn Fox - another existing Trustee who has served on the board for this underperforming vehicle since 2012 - but only after Sprott unveiled the previously undisclosed McAvity arrangement.

Shockingly, McAvity still remains a GTU trustee, and GTU still claims he is “independent”.   GTU is simply reshuffling the same conflicted trustees who are seemingly beholden to the Spicers, lack any industry experience (according to McAvity himself!) and are seemingly not concerned with acting in your best interest.

SHUFFLING THE DECK DOES NOTHING TO HELP UNITHOLDERS — DON’T TURN A BLIND EYE TO YOUR MISMANAGED INVESTMENT

SPROTT’S OFFER WILL PROVIDE IMMEDIATE VALUE AND SECURITY

Sprott is offering GTU unitholders an immediate exchange premium and the opportunity to own an investment that will not only better reflect the value of your physical gold holdings on an immediate basis — but will also ensure that your investment is managed by a regulated entity with transparent, experienced and professional managers that can deliver value on an ongoing basis.

Only by tendering your GTU units will you become an owner of a best in class physical bullion vehicle and get the peace of mind that comes with owning an investment that offers:

•                              VALUE: Sprott’s Physical Gold Trust reflects the value of physical gold

•                              TRANSPARENCY: Sprott Physical Gold Trust is managed by transparent, professional managers with a superior investment platform

•                              SECURITY: Sprott Physical Gold Trust’s bullion is held in government-backed gold storage at the Royal Mint in Canada

•                              LIQUIDITY: Sprott Physical Gold Trust offers physical redemption capabilities including the delivery of gold bars virtually anywhere subject to redemption of certain minimum amounts.

THE SPROTT ADVANTAGE IS CLEAR — BUT YOU MUST TAKE ACTION

It is important you act now.  The Sprott offer for GTU is open for acceptance until 5:00pm on September 18, 2015, unless extended or withdrawn.

GTU unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The offer by Sprott Asset Management LP (“Sprott”) to purchase the units of GTU (the “Sprott offer”) is subject to conditions. Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015, the notice of change dated August 18, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Gold Trust (“PHYS”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (the “Prospectus”) and a tender offer statement on Schedule TO (the “Schedule TO”). This document is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, GTU, PHYS AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or PHYS. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.